

October 18, 2010

Mr. Albert Chen, Chief Financial Officer
China Cord Blood Corporation
48th Floor, Bank of China Tower
1 Garden Road
Central, Hong Kong S.A.R.

> **Re: China Cord Blood Corporation**
> **Form 20-F for the Year Ended March 31, 2010**
> **Filed July 16, 2010**
> **File No. 001-34541**

Dear Mr. Chen:

We have reviewed your filing and response letter dated October 4, 2010, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended March 31, 2010

Operating and Financial Review and Prospects, page 62

Duration of Subscription Services, page 66

1. We note from your response to comment 4 of our letter dated September 24, 2010, that you cease recognizing revenues for customers after 18 months of delinquency in payment. We further note from your response to comment 3 of our letter dated August 19, 2010, that you proposed revisions to disclosure under the heading "Duration of Subscription Services" on page 66. Please expand your disclosure to describe the number of subscribers who are delinquent over 18 months. In addition, please clarify that the number of "Total units stored (end of period)", wherever it is presented, does not represent the total number of paying subscribers.

Critical Accounting Policies, page 70

Revenue Recognition, page 70

2. We note from your response to comment 7 of our letter dated August 19, 2010, that you propose revisions to your critical accounting policy with respect to revenue recognition. Please expand your disclosure to describe how deterioration in your ability to collect processing fees under Payment Option Three may result in your determination that collection is not reasonably assured at the time you render the processing services. Furthermore, please describe the changes to the timing of your revenue recognition that would result should that determination be made.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Steve Lo at (202) 551-3394 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services

cc: via facsimile
        Mitchell S. Nussbaum, Esq.
        Loeb & Loeb, LLP
        (212) 504-3013